Exhibit 99.1
FOR MORE INFORMATION:
Haris Tajyar
Investor and Media Contact
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
SEPTEMBER 23, 2009
LJ INTERNATIONAL TO PRESENT AT ROTH CAPITAL’S 2009 CHINA CONFERENCE
HONG KONG, September 23, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that it will be presenting at Roth Capital’s 2009 China Conference to be held in Miami Beach, Florida on October 12-14, 2009.

EVENT:	LJ International Corporate Presentation, Q&A, One-on-One Meetings at the Roth Capital 2009 China Conference

PRESENTATION DATE/TIME:	October 13, 2009 / 4:00 pm Eastern Time

LOCATION:	Fountainebleau Miami Beach, Florida

PRESENTER:	Yu Chuan Yih, Chairman and CEO
To request a one-on-one meeting or to be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a substantial and growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statements: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements are detailed in the Company’s most recent filings with the Securities and Exchange Commission.
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